Exhibit 99.1

Vimicro Announces Unaudited Fourth-Quarter 2014 and Full-Year 2014 Financial Results

Fourth-Quarter 2014 and Full-Year 2014 Financial Highlights

- Fourth-quarter revenues of $32.4 million, up 51.2% year over year; annual revenue of $100.4 million, up by 55.7%

- Annual video surveillance revenues of $85.1 million, up 94.3% year over year

- Quarterly gross margin at 42.0%, as compared to 33.2% year over year, and 39.4% quarter over quarter; annual gross margin at 38.9%, as compared to 34.7% year over year

- Quarterly non-GAAP net income attributable to Vimicro of $3.4 million, as compared to non-GAAP net loss attributable to Vimicro of $0.8 million year over year; annual non-GAAP net income attributable to Vimicro of $6.4 million, as compared to non-GAAP net loss attributable to Vimicro of $6.6 million for the year of 2013

-Non-GAAP net income attributable to Vimicro per diluted ADS was $0.12 and $0.22 reported for the quarter and the year of 2014, respectively

BEIJING, March 18, 2015 /PRNewswire/ -- Vimicro International Corporation (NASDAQ: VIMC) ("Vimicro" or the "Company"), a leading video surveillance technology and solution provider in China, today announced financial results for the fourth quarter and full year ended December 31, 2014.

Fourth-Quarter 2014 Results

Net revenue in the fourth quarter of 2014 was $32.4 million, as compared to net revenue of $21.4 million in the year-ago quarter and $27.6 million in the third quarter of 2014. Surveillance revenues were $29.3 million in the fourth quarter, representing 90.3% of total net revenues and up 73.1% year over year.

Gross profit in the fourth quarter was $13.6 million, as compared with $7.1 million in the year-ago quarter and $10.9 million in the third quarter of 2014. The gross margin in the fourth quarter was 42.0%, as compared to 33.2% in the year-ago quarter and 39.4% in the third quarter of 2014.

Operating expenses in the fourth quarter of 2014 were $8.5 million, as compared to $8.9 million in the year-ago quarter and $6.5 million quarter over quarter. Research and development expenses were $2.2 million for the fourth quarter net of $5.4 million government grants applied (research and development expenses would have been $7.6 million without government grants for the quarter), as compared to $2.4 million year over year and $1.3 million quarter over quarter. Sales and marketing expenses were $3.3 million for the fourth quarter, as compared to $2.6 million year over year and $2.7 million quarter over quarter. General and administrative expenses were $3.0 million in the fourth quarter, as compared to $4.0 million year over year and $2.4 million quarter over quarter.

Operating income was $5.1 million in the fourth quarter of 2014, as compared to the operating loss of $1.8 million in the year-ago quarter and the operating income of $4.4 million quarter over quarter.

The equity in profit of an equity investee was $0.9 million in the fourth quarter of 2014, as compared to negative $0.3 million year over year and $0.5 million quarter over quarter.

In the fourth quarter of 2014, non-GAAP net income attributable to Vimicro was $3.4 million, or approximately $0.12 per ADS on a diluted basis, as compared to a non-GAAP net loss attributable to Vimicro of $0.8 million, or $0.03 loss per diluted ADS in the year-ago quarter. Non-GAAP net income attributable to Vimicro in the fourth quarter of 2014 and the year-ago quarter excludes $1.3 million and $1.3 million of non-cash, share-based compensation, respectively. GAAP net income attributable to Vimicro in the fourth quarter was $2.1 million, or $0.07 per diluted ADS, as compared to net loss of $2.1 million, or $0.08 loss per diluted ADS, in the year-ago quarter.

1

Full-Year 2014 Results

For the year ended December 31, 2014, net revenue was $100.4 million, up 55.7% from $64.5 million of revenue in 2013. Video surveillance revenues were $85.1 million for 2014, representing 84.7% of total revenues and up 94.3% year over year, while video processor revenue was reported at $15.3 million, down 25.9% compared with that in 2013.

The gross margin in 2014 was 38.9%, as compared with 34.7% in the previous year. Operating expenses in 2014 were $33.9 million, as compared to $33.3 million in the prior year. Research and development expenses were $9.2 million in 2014 net of $12.1 million government grants applied (research and development expenses would have been $21.3 million without government grants for the year), as compared to $11.6 million net of $13.6 million government grants applied in 2013. Sales and marketing expenses were $10.8 million for the year, as compared to $9.5 million in 2013. General and administrative expenses were $13.9 million in 2014, as compared to $12.1 million year over year.

Operating income was $5.2 million in 2014, as compared to the operating loss of $10.9 million in 2013.

The equity in profit of an equity investee was $3.6 million in 2014, as compared to $1.4 million year over year.

Net income attributable to noncontrolling interest was $5.2 million for the year, as compared to net loss attributable to noncontrolling interest at $0.3 million in 2013.

Non-GAAP net income attributable to Vimicro in 2014, excluding $1.7 million in share-based compensation, was $6.4 million, or approximately $0.22 per diluted ADS, as compared to net loss of $6.6 million, or $0.23 loss per diluted ADS, in 2013. GAAP net income attributable to Vimicro in 2014 was $4.7 million, or $0.16 per diluted ADS, as compared to net loss of $8.4 million, or $0.29 loss per diluted ADS, in 2013.

Balance Sheet

As of December 31, 2014, the Company had cash and cash equivalents of approximately $25.7 million. Total current assets were approximately $175.9 million, and Vimicro had working capital of approximately $58.8 million and $30.8 million of long-term bank loans and liabilities on its balance sheet as of December 31, 2014.

Appointment of Co-Chief Executive Officer

The Company is very pleased to announce that Mr. Zhaowei (Kevin) Jin, the President and Chief Operating Officer, will be promoted to newly created position of co-Chief Executive Officer, effective from April 1, 2015.

Dr. John Deng, Vimicro's Chairman and Chief Executive Officer, commented, "The year of 2014 was marked a milestone year of our solid foothold established in China's video surveillance industry due to our proven SVAC-compliant technology and solution and the continued adoption of SVAC national standard across the country, evidenced by our achievement of turning profitable after consecutive years of loss and the phenomenal growth of our video surveillance business at 94.3%. We successfully brought Vimicro story back home to Chinese investors in 2014, resulting in much improved valuation multiples and recently acquired coverage of two local Chinese brokerage firms, culminating in the successful private placement financing of $50 million at significant premium. SVAC national standard has been receiving more recognition and attention in the industry, given the ever heightened concerns and awareness of national security and surveillance data security. We believe Vimicro will benefit directly from the trend of expedited adoption of domestic IT technology and national standard going into 2015 and beyond. As a co-leading developer of SVAC national video surveillance standard and the only proven provider of SVAC-compliant technology and solution, Vimicro will capitalize on its first-mover advantages to further establish itself in China's fast-growing video surveillance market, to create long-term value for shareholders."

2

Dr. John Deng, Vimicro's Chairman and Chief Executive Officer, continued, "Vimicro's board of directors congratulate Kevin's promotion. Kevin played a significant and vital role in leading Vimicro's successful transformation to a leading video surveillance technology and solution provider in China. Kevin will work with me in corporate strategy and overseeing overall corporate functions going forward."

Business Outlook

For the first quarter of 2015, the Company expects the total net revenues in the range of $19 million to $20 million.

Conference Call Information

The Company will host the conference call at 8:30 a.m. (U.S. Eastern Daylight Time) / 5:30 a.m. (U.S. Pacific Daylight Time) / 8:30 p.m. (Beijing / Hong Kong time) on Wednesday, March 18, 2015 to discuss its fourth-quarter and full-year 2014 financial results.

To participate in the conference call, please dial one of the following numbers five to ten minutes prior to the scheduled conference call time. The conference call ID number is 9389386.

4001 200 539 (China)
+852 5808 3202 (Hong Kong)
1855 298 3404 (United States)
+1 631 5142 526 (US-New York)
+65 6823 2299 (Singapore/International)

If you are unable to participate in the call at this time, a replay will be available starting at 11:30 a.m. Eastern Daylight Time on Wednesday, March 18, 2015, through 11:59 a.m. Eastern Daylight Time on Wednesday, March 25, 2015. To access the replay, dial 4001 842 240 (China), 1 866 846 0868 (United States), 800 966 697 (Hong Kong), 00801 232 352 (Taiwan) or +61 2 9641 7900 (Australia/International). The replay call ID number is 9389386.

This conference call will also be broadcast live over the Internet and can be accessed by all interested parties by clicking on: http://edge.media-server.com/m/p/fh3u4qjz. Please access the link at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software.

About Vimicro International Corporation

Vimicro International Corporation (NASDAQ: VIMC) is a leading video surveillance technology and solution provider that designs, develops and markets a full range of video surveillance products and solutions to governments, private enterprises, and consumers in China. Vimicro co-developed SVAC (Surveillance Video and Audio Coding), the national video surveillance technological standard, which demonstrates its unique strengths in proprietary multimedia IC technology, making it a leader in China's fast-growing security and surveillance market. Vimicro is headquartered in Beijing, China and has subsidiaries and offices throughout China and in Silicon Valley. Vimicro's ADSs each represent four ordinary shares and are traded on the NASDAQ Global Market exchange under the ticker symbol "VIMC".

3

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro's expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's ability to develop and sell new mobile multimedia products; the expected growth of the mobile multimedia market; the Company's ability to increase sales of notebook camera multimedia processors; the Company's ability to retain existing customers and acquire new customers and respond to competitive market conditions; the Company's ability to respond in a timely manner to the evolving multimedia market and changing consumer preferences and industry standards and to stay abreast of technological changes; the Company's ability to secure sufficient foundry capacity in a timely manner; the company's ability to effectively protect its intellectual property and the risk that it may infringe on the intellectual property of others; and cyclicality of the semiconductor industry. Further information regarding these and other risks is included in Vimicro's annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date hereof, and Vimicro undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Measures

To supplement the consolidated financial statements presented in accordance with GAAP, Vimicro uses non-GAAP measures of non-GAAP income/(loss) from operations, non-GAAP net income/(loss) from operations attributable to Vimicro International Corporation and non-GAAP net income/(loss) from operations attributable to Vimicro International Corporation per diluted ADS, which are adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude share-based compensation expenses. These non-GAAP financial measures are provided to enhance investors' overall understanding of the Company's financial performance as they exclude share-based expenses that are not expected to result in future cash payments. The non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in its business for the foreseeable future. Vimicro believes that both management and investors benefit from referring to these non-GAAP measures in assessing the performance of Vimicro's liquidity and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to Vimicro's historical liquidity. Vimicro computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most comparable to non-GAAP financial measures and the related reconciliations between financial measures.

Currency Translation

This announcement contains translations of certain RMB amounts into U.S. dollars. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the applicable exchange rates quoted by the People's Bank of China, Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and have been shown as a component of other comprehensive income or loss in the consolidated statements of comprehensive income.

4

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	December 31,	September 30,
	2014	2014
	(Unaudited)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	25,662	27,585
Restricted cash	32	31
Accounts and notes receivable, net of provision	24,516	25,453
Amounts due from related parties, net of provision	101,763	64,542
Inventories, net	13,719	14,544
Prepayments and other current assets, net of provision	9,172	10,394
Deferred tax assets	1,014	-
Total current assets	175,878	142,549
Long-term investment	603	600
Investments in an equity investee	-	1,591
Property, equipment and software, net	43,974	28,536
Land use rights	15,289	15,249
Deferred tax assets-non current	703	-
Other long-term assets	1,594	1,638
Total assets	238,041	190,163

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	42,881	30,648
Amounts due to related parties	6,612	6,549
Taxes payable	18,295	12,280
Advances from customers	10,450	2,041
Accrued expenses and other current liabilities	12,172	4,715
Deferred government grant	20,533	22,237
Deferred income from equity investee	6,184	-
Total current liabilities	117,127	78,470
Deferred government grant-non current	1,505	1,497
Deferred tax liabilities	5	14
Product warranty	3,185	2,365
Long-term bank loan	13,074	13,003
Other long-term liabilities	13,074	13,003
Total liabilities	147,970	108,352

Equity
Ordinary shares	14	14
Additional paid-in capital	154,437	153,398
Treasury stock at cost, net	(12,855)	(13,425)
Accumulated other comprehensive income	10,189	10,132
Accumulated deficit	(88,256)	(89,098)
Statutory reserve	4,068	2,782
Total shareholders’ equity attributable to Vimicro International Corporation	67,597	63,803
Noncontrolling interest	22,474	18,008
Total equity	90,071	81,811
Total liabilities and equity	238,041	190,163

5

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenue	32,402	21,425	100,443	64,525
Cost of revenue	(18,803)	(14,316)	(61,353)	(42,141)
Gross profit	13,599	7,109	39,090	22,384

Operating expenses:
Research and development, net	(2,219)	(2,388)	(9,158)	(11,627)
Selling and marketing	(3,306)	(2,575)	(10,843)	(9,488)
General and administrative	(2,969)	(3,954)	(13,861)	(12,143)
Total operating expenses:	(8,494)	(8,917)	(33,862)	(33,258)
Income/(Loss) from operations:	5,105	(1,808)	5,228	(10,874)
Other income/(expense):
Interest expense, net	(39)	(24)	(115)	(165)
Foreign exchange (loss)/gain, net	321	393	(197)	1235
Gain on disposal of equity interest	-	6	1,319	6
Other, net	810	308	887	369
Income/ (loss) before income taxes and equity in profit of an equity investee:	6,197	(1,125)	7,122	(9,429)
Income tax (expense)	(571)	(691)	(823)	(692)
Income/ Loss before equity in profit of an equity investee	5,626	(1,816)	6,299	(10,121)
Equity in profit/loss of an equity investee, net of tax	868	(250)	3,552	1,372
Net income/ (loss)	6,494	(2,066)	9,851	(8,749)
Net (income)/loss attributable to noncontrolling interest	4,367	70	5,154	(331)
Net income/ (loss) attributable to Vimicro International Corporation	2,127	(2,136)	4,697	(8,418)
Income/ (loss) per share
Basic	0.02	(0.02)	0.05	(0.07)
Diluted	0.02	(0.02)	0.04	(0.07)
Income/ (loss) per ADS
Basic	0.08	(0.08)	0.19	(0.29)
Diluted	0.07	(0.08)	0.16	(0.29)
Weighted average number of ordinary shares Outstanding
Basic	103,095,398	113,512,173	98,443,702	114,687,240
Diluted	118,485,059	113,512,173	115,534,122	114,687,240
Weighted average number of ADS outstanding
Basic	25,773,850	28,378,043	24,610,925	28,671,810
Diluted	29,621,265	28,378,043	28,883,530	28,671,810
Other comprehensive income/ (loss), net of tax
Foreign currency translation adjustment, net of tax of nil	(151)	43	(1,252)	542
Other comprehensive income, net of tax	(151)	43	(1,252)	542
Comprehensive income/ (loss)	6,343	(2,023)	8,599	(8,207)
Comprehensive loss/(income) attributable to noncontrolling interest	4,159	280	5,100	218
Comprehensive income/ (loss) attributable to Vimicro International Corporation	2,184	(2,303)	3,499	(8,425)
Components of share-based compensation expenses are included in the following expense captions
Research and development, net	(705)	(795)	(875)	(1,001)
Selling and marketing	(127)	(123)	(181)	(186)
General and administrative	(468)	(382)	(670)	(621)

Total	(1,300)	(1,300)	(1,726)	(1,808)

6